Exhibit (a)(12)

Johnathan W. Anderson

KAUFMAN, VIDAL, HILEMAN, P.C

22 2nd Avenue West, Suite 4000

P.O. Box 728

Kalispell, MT 59903-0728

Telephone: (406) 755-5700

Fax: (406) 755-5565

jwa@kvhlaw.com

Attorneys for Plaintiff

MONTANA ELEVENTH DISTRICT COURT, FLATHEAD COUNTY

ROBERT STERN, on behalf of himself and all others similarly situated,

Plaintiff,

vs.

RAYMON F. THOMPSON, TIMOTHY C. DODKIN, HOWARD E. BATEMAN, DANIEL J. EIGEMAN, DONALD P. BAUMANN, CHARLES P. GRENIER, STEVEN C. STAHLBERG, SEMITOOL, INC., APPLIED MATERIALS, INC., and JUPITER ACQUISITION SUB, INC.,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	STEWART E. STADLER CASE NO. DV-09-1513C CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY DEMAND FOR TRIAL BY JURY

SUMMARY OF THE ACTION

1.    This is a stockholder class action brought on behalf of the public stockholders of Semitool, Inc. (“Semitool” or the “Company”) against the Company’s Board of Directors (the “Board”) for breaches of fiduciary duty arising out of Defendants’ decision to sell the Company to Applied Materials, Inc. (“Applied Materials”) and Jupiter Acquisition Sub, Inc., (“Jupiter”) at

an inadequate and for an unfair price following a grossly unfair process (the “Proposed Merger”) pursuant to an Agreement and Plan of Merger by and among Applied Materials, Jupiter and Semitool dated as of November 16, 2009 (the “Merger Agreement”). Plaintiff alleges that the sale of Semitool to Applied Materials contemplated by the Merger Agreement is unfair and inequitable to the Semitool public stockholders and constitutes a breach of the fiduciary duties of the directors in the sale of Semitool.

2.    The Merger Agreement contemplates, among other things, a tender offer by Jupiter for all Semitool shares at $11.00 per share conditioned on obtaining 66 2/3% of the outstanding shares (the “Tender Offer”), a so-called “Top-Up Option” giving Applied Materials the right to buy additional new Semitool shares at $11.00 to give Applied Materials 80% ownership, and a short-form merger at $11.00 per share by virtue of the tendered shares plus the additional new shares. The Tender Offer commenced on November 19, 2009 and, under the terms of the Merger Agreement, is scheduled to close, unless extended, at midnight on December 17, 2009. The Semitool Board has unanimously recommended that Semitool stockholders tender, as stated in the both the Company’s Schedule 14D-9 (the “14D-9”) and Applied Materials’ Schedule TO-T (the “TO-T”), each of which were filed with the Securities and Exchange Commission (“SEC”) on November 19, 2009 (collectively, the “Offering Materials”). Plaintiff alleges that the Merger Agreement and transactions approved and contemplated thereby, including the Tender Offer, are unfairly and inequitably coercive to the public stockholders in a sale of the Company and that the stockholders are not provided with a fully informed voluntary choice whether to tender their shares.

3.    The recent historical averages for Semitool’s stock price demonstrate that the consideration being offered by Applied Materials is unfair and inadequate. The $11.00 per share represents an inadequate premium to the trading price of the Company’s common stock and analyst price targets of up to $12.00 per share.

4.    The consideration to be paid to the class members is unconscionable, unfair and grossly inadequate because, among other things: (a) the intrinsic value of the stock of Semitool is materially in excess of $11.00 per share, giving due consideration to the possibilities of growth and profitability of Semitool in light of its business, earnings and earnings power, present and future; (b) the $11.00 per share price is inadequate and offers an inadequate premium to the public stockholders of Semitool; and (c) the $11.00 per share price is not the result of arm’s-length negotiations but was fixed arbitrarily by certain insiders and Applied Materials to “cap” the market price of Semitool stock, as part of a plan for Applied Materials to obtain complete ownership of Semitool assets and business at the lowest possible price.

5.    The Proposed Merger serves no legitimate business purpose for Semitool but rather is an attempt by defendants to aggrandize their own financial interests and enable Applied Materials to benefit unfairly from the transaction at the expense of Semitool’s public shareholders. The proposed cash-out transaction will forever divest Semitool public shareholders of their ownership interest in the Company for grossly inadequate consideration. As such, the Proposed Merger will deny Plaintiff and the other members of the class their right to share proportionately in the future success of Semitool and its valuable assets, while permitting certain Semitool insiders and Applied Materials to reap huge financial benefits from the transaction. Accordingly, judicial scrutiny of the Proposed Merger is necessary to ensure that the best interest of all Semitool shareholders, and not the interests of the defendants, was the basis for the Semitool Board decision to enter into the Proposed Merger.

6.    In entering into the Merger Agreement, without full and fair disclosure of all material information, each of the Defendants violated and continues to violate applicable law by directly breaching and/or aiding and abetting the Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.

7.    As alleged herein, the Proposed Merger is the product of a hopelessly flawed process that was designed to sell Semitool to Applied Materials on terms detrimental to Plaintiff and the other public stockholders of Semitool.

PARTIES

8.    Plaintiff Robert Stern is and has been at all relevant times a shareholder of Semitool.

9.    Defendant Semitool is a Montana corporation with its principal place of business located at 655 West Reserve Drive, Kalispell, Montana. Semitool designs, manufactures, installs and services equipment for use in the fabrication of semiconductor devices. The Company’s products are focused on the wet chemical process steps in integrated circuit (“IC”) manufacturing and include systems for wafer surface preparation and electrochemical deposition (“ECD”) applications. Its surface preparation systems are designed for Front End of Line (“FEOL”), Back End of Line (“BEOL”) and wafer level packaging of ICs processes. Semitool’s single wafer FEOL surface preparation systems are used for photoresist stripping, post etch and pre-diffusion cleans. Its BEOL surface preparation systems are used for polymer removal and packaging applications. Its ECD systems are used to plate copper and other metals, which are used for the IC’s internal wiring, or interconnect; to plate solder and lead free solder bumps for wafer level packaging applications, and to plate other metals for various semiconductor and related applications. As of July 31, 2009, Semitool has 32,737,426 shares of common stock outstanding. The Company’s stock trades under the symbol “SMTL” on the NASDAQ.

10.    Defendant Raymon F. Thompson (“Thompson”) is and has been Chairman of the Board of Directors and Chief Executive Officer of Semitool at all relevant times hereto.

11.    Defendant Timothy C. Dodkin (“Dodkin”) is and has served as a director and Executive Vice President of the Company at all relevant times hereto. Dodkin has been employed by Semitool since 1985 and has served on the Board of Directors since 1998. Dodkin served as the Company’s European Sales Manager from 1985 to 1986, when he became Senior Vice President, Managing Director of Semitool Europe, Ltd. From September 2001 to June 2003 he was the Company’s Senior Vice President, Global Sales and Marketing and from June 2003 to present he has served as Executive Vice President.

12.    Defendant Howard E. Bateman (“Bateman”) is and has served as a director of the Company at all relevant times hereto. Bateman has served on the Board of Semitool since 1990. Bateman formerly owned and operated Entech, a Pennsylvania company that was an independent sales representative for the Company’s products from 1979 to 1996. Bateman is Chairman of the Company’s Compensation Committee.

13.    Defendant Daniel J. Eigeman (“Eigman”) is and has served as a director of the Company at all relevant times hereto. Eigman is a member of the Company’s Audit Committee.

14.    Defendant Donald P. Baumann (“Baumann”) is and has served as a director of the Company at all relevant times hereto. Defendant Baumann currently is a consultant to the semiconductor equipment industry.

15.    Defendant Charles P. Grenier (“Greiner”) is and has served as director of the Company at all relevant times hereto. He is a member of the Company’s Audit Committee.

16.    Defendant Steven C. Stahlberg (“Stahlberg”) is and has been a director of the Company at all relevant times hereto. Stahlberg has served on the Board of Directors of Semitool Inc since 2004. Stahlberg, a Certified Public Accountant, is a founder of Stahlberg & Sutherland, CPAs, which specializes in management advisory services, cash flow analysis and forecasting, and employee relations. Stahlberg is the Chairman of the Company’s Audit Committee.

17.    The Defendants named in ¶¶ 10-16 are sometimes collectively referred to herein as the “Individual Defendants.”

18.    Defendant Applied Materials, incorporated in Delaware, designs, manufactures, and sells semiconductor fabrication equipment worldwide. Its principal offices are located at 3050 Bowers Avenue, PO Box 58039, Santa Clara, California. The Company’s stock trades under the symbol “AMAT” on the NASDAQ

19.    Defendant Jupiter Acquisition Sub, Inc. (“Jupiter”), a Montana corporation, was organized as a wholly-owned subsidiary of Applied Materials for the sole purpose of making a tender offer for the outstanding shares of common stock of Semitool and completing the Merger.

20.    Defendants Applied Materials, and Jupiter are collectively referred to herein as “Applied Materials”, and are named herein as aiders and abettors to the Individual Defendants’ breaches of fiduciary duty.

CLASS REPRESENTATION ALLEGATIONS

21.    Plaintiff brings this action individually and as a class action pursuant to the rules of this Court, on behalf of all stockholders of Semitool, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are threatened with injury arising from Defendants’ actions as is described more fully below (the “Class”).

22.    This action is properly maintainable as a class action.

23.    The Class is so numerous that joinder of all members is impracticable.

24.    There are more than 32 million shares of Semitool common stock outstanding held by thousands of shareholders geographically dispersed across the country.

25.    There are questions of law and fact which are common to the Class including, inter alia, the following:

(a)    whether Defendants have breached and are continuing to breach their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Merger;

(b)    whether the Defendants have adequately disclosed all material information concerning the Proposed Merger to Semitool’s shareholders; and

(c)    whether Plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

26.    Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

27.    Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

28.    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

29.    Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

30.    Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Background

31.    On July 28, 2009, the Company reported its fiscal third quarter financial results for the quarter ended June 30, 2009. Specifically, the Company reported that:

Third quarter revenue was $31.8 million versus $27.2 million in this year’s second quarter and $67.0 million in the third quarter a year ago. Gross margin was 45 percent as compared with 39 percent in the second quarter and 48 percent in the comparable year-ago quarter. Net loss was $1.6 million, or $0.05 per share, versus a net loss of $4.6 million, or $0.14 per share, in the second quarter and net income of $3.4 million, or $0.11 per share, in last year’s third quarter.

Third quarter bookings were $32.6 million, up 33 percent versus this year’s second quarter. The bookings improvement resulted in a book-to-bill ratio that exceeded one. Deferred revenue at the end of the quarter was $4.4 million and shipping backlog was $45.5 million, combining for a total revenue backlog of $49.9 million. Product shipments during the quarter were $33.7 million.

“Increased demand from the packaging and copper ECD sectors fueled the strong improvement in our third quarter bookings,” said Larry Murphy, president and chief operating officer. “Two foundries in Taiwan ordered several plating tools for advanced packaging applications, and we booked orders from two Asian customers for copper damascene. During the quarter, we also shipped a development tool for advanced copper applications to an Asia-based DRAM manufacturer.”

“We are maintaining the momentum we carried at the end of the third quarter, as bookings are off to a strong start in Q4,” Murphy added. “Our industry’s continued transition to copper, as well as emerging opportunities in markets such as solar, LED and energy storage, has reinforced our confidence in Semitool’s prospects for top-line growth and profitability.”

Larry Viano, chief financial officer, said, “Our cash position at June 30 stood at $44.3 million, up $13 million compared with the end of the second quarter. We also continued to drive down inventories, which were reduced by an additional $8.1 million during the quarter.”

Nine-month results

Through nine months, revenue was $92.0 million versus revenue of $178.5 million in the same period a year ago. Net loss in the nine-month period was $13.7 million, or $0.42 per share, versus net income of $4.8 million, or $0.15 per share, at the nine-month mark last year.

Guidance

Management expects fourth quarter revenue will improve by approximately 25% over the 2009 third quarter, and will be in a range of $40 million to $42 million. Full-year revenue is expected to be in a range of $132 million to $134 million. Fourth quarter earnings per share are expected to be between $0.02 and $0.05, while full-year loss per share is forecasted to be between $0.37 and $0.40. Shipments in the fourth quarter are expected to be in a range of $41 million to $44 million.

32.    On November 5, 2009, the Company reported its fiscal fourth quarter financial results for the quarter ended September 30, 2009. Specifically, the Company reported that:

Fourth quarter revenue was $47.1 million versus $31.8 million in this year’s third quarter and $60.1 million in the fourth quarter last year. Gross margin was 42 percent versus 45 percent in the third quarter and 52 percent in the comparable year-ago quarter. Net income increased to $2.2 million, or $0.07 per share, compared with a net loss of $1.6 million, or $0.05 per share, in the third quarter and net income of $1.2 million, or $0.04 per share, in last year’s fourth quarter. The net income increase versus the comparable year-ago quarter was primarily the result of the company’s expense reduction efforts, which drove down operating costs by 42 percent from fourth quarter fiscal 2008 levels.

Fourth quarter bookings were $71.7 million, up 120 percent from this year’s third quarter, and an increase of 102 percent versus the fourth quarter a year ago. Deferred revenue at the end of the quarter was $4.8 million and shipping backlog was $69.8 million, combining for a total revenue backlog of $74.6 million. Product shipments during the quarter were $47.5 million.

“The fourth quarter represented our strongest equipment bookings period in more than three years, and was the third best quarter in Semitool history,” said Larry Murphy, president and chief operating officer. “Approximately 90 percent of fourth quarter tool bookings were follow-on orders, which illustrates the progress we made during the recent downturn at capturing new process-of-record opportunities and expanding our market share in Asia. Fourth quarter demand for copper ECD and advanced packaging tools was particularly strong, and we experienced a marked increase in orders for our legacy batch tools.”

“We also received our first high-volume production tool order from the solar cell industry,” Murphy added. “The growing strength of our core business combined with our early successes in emerging end markets has given us added confidence about our future prospects.”

Full Year Results

For the full fiscal year, revenue was $139.0 million versus revenue of $238.6 million in fiscal 2008. Net loss was $11.4 million, or $0.35 per share, versus net income of $6.0 million, or $0.19 per share, last year.

At September 30, 2009, Semitool had cash and cash equivalents of $44.6 million, working capital of $125.4 million and total shareholders’ equity of $169.4 million.

Guidance

Management expects to report revenue for the first quarter of fiscal 2010 in the range of $47 million to $50 million. First quarter net income per share is expected to range from $0.07 to $0.09. Shipments for the quarter are expected to range from $47 million to $50 million. For fiscal 2010, management expects to report revenue in a range of between $190 million to $210 million.

The Applied Materials/Semitool Relationship

33.    The Company and Applied Materials are parties to a joint development agreement, effective as of December 17, 2007, pursuant to which the parties are engaged in a project related to the integration of certain proprietary technologies owned by the parties. Pursuant to this agreement, the parties have cross-licensed certain technology to one another. The Company and Applied Materials also cross-license certain technology resulting from a settlement of an interference action, effective February 12, 2004.

THE PROPOSED MERGER

34.    On November 17, 2009, the Company and Applied Materials announced that they had entered into a definitive agreement or the Proposed Merger for Applied to acquire the outstanding shares of Semitool for $11 per share in an all-cash tender offer. The press release stated in pertinent part:

SANTA CLARA, Calif. & KALISPELL, Mont.—(BUSINESS WIRE)—Applied Materials, Inc. (Nasdaq:AMAT—News) and Semitool, Inc. (Nasdaq:SMTL—News) today announced a definitive agreement for Applied to acquire the outstanding shares of Semitool for $11 per share in an all-cash tender offer.

The acquisition makes Applied the equipment leader in two fast-growing segments: advanced packaging and the memory industry’s conversion to copper. The combination enables Applied to serve its customers with a broader range of products and expands the company’s reach to a new set of customers in the semiconductor packaging industry.

“The semiconductor industry recovery is being fueled by global demand for mobile devices such as smart phones, notebook PCs and portable media players for music, gaming and books,” said Mike Splinter, chairman and CEO of Applied Materials. “With this acquisition, Applied will help the world’s leading chip makers create ever-smaller and more powerful devices.”

“Applied Materials and Semitool have a strong track record of collaborating to develop equipment solutions for leading chip makers,” said Randhir Thakur, senior vice president and general manager of Applied’s Silicon Systems Group. “Together with Semitool’s people and products, we can help the industry move to smaller form factors and faster, lower power chips.”

“As part of Applied Materials, we can accelerate the global adoption of the technologies Semitool has developed,” said Ray Thompson, chairman of Semitool. “With this agreement, we are providing our employees with a strong future and our stockholders with exceptional value.”

Headquartered in Kalispell, Mont., Semitool is a leading supplier of electrochemical plating and wafer surface preparation equipment used by chip packaging and chip making companies around the world.

Under terms of an agreement approved by the boards of directors of both companies, Applied Materials will pay an aggregate purchase price of approximately $364 million based on the fully diluted capitalization of Semitool. The acquisition will be conducted pursuant to a tender offer for all of the outstanding shares of Semitool and is conditioned on the tender of at least 66 2/3 percent of Semitool’s outstanding stock on a fully-diluted basis and other customary closing conditions including regulatory approval. Directors and executive officers of Semitool holding approximately 32 percent of Semitool’s outstanding common stock have entered into agreements to tender their shares. Applied expects to commence the tender offer promptly and expects the offer to close by the end of calendar 2009. Following completion of the tender offer, Applied will acquire any remaining shares of Semitool through a second-step merger at the same price paid in the tender offer. Semitool will be operated as a business unit of Applied’s Silicon Systems Group.

35.    Concurrently, with the execution of the Merger Agreement, defendant Thompson and certain other directors, officers and affiliates of Semitool who collectively own 10,393,693 shares or 31.7% of Semitool common stock, have each entered into a Tender and Support Agreement (collectively, the “Shareholder Agreements”) with Applied and Jupiter.

36.    Pursuant to the Shareholder Agreements defendant Thompson and certain others have agreed to tender or cause to be tendered to Jupiter in the Tender Offer all of their shares of Semitool common stock. The shareholders in the Shareholder Agreement also have agreed to vote, among other things, in favor of the approval of the Merger Agreement, to the extent any such shares have not been previously accepted for payment pursuant to the Tender Offer, and have given Applied an irrevocable proxy to vote each such shareholder’s shares of Semitool common stock to that effect. In addition, such shareholders have agreed to waive any dissenters’ rights they may have and have agreed not to take certain actions that Semitool is prohibited from taking under the Merger Agreement.

37.    Merrill Lynch Pierce Fenner & Smith Incorporated (“Merrill Lynch” or “BOFA”) is acting as the exclusive financial advisor to Semitool in the Proposed Merger.

38.    The $11.00 share price agreed to by the Board does not currently represent fair value for the Company, in that it does not reflect the long-term value of the Company, and the future financial prospects of Semitool. In fact, analysts covering Applied Materials touted the deal while analysts covering Semitool were disappointed.

39.    Following the announcement of the Proposed Merger, MarketWatch reported the following:

Analysts applauded the move by Santa Clara, Calif.-based Applied Materials (AMAT).

Shares of Semitool (SMTL) soared 31.2% to $11.02, roughly to the $11 a share buyout price, which works out to a 31 % premium above Semitool’s

Monday closing price of $8.40. Shares of Applied Materials traded down about 0.8%.

Applied Materials said the purchase will make it the leader in “advanced packaging and the memory industry’s conversion to copper,” which the company said are two of the faster-growing segments of the semiconductor business.

“It’s a great acquisition for Applied,” Kaufman Brothers analyst Theodore O’Neill said in an interview, noting how the company has struggled with aspects of the chip-equipment business where Semitool has strengths -particularly wafer cleaning and copper plating.

Needham & Co. analyst Edwin Mok also called the planned acquisition “a positive for Applied” and “a good fit.” In a research note, he wrote: “We believe the acquisition … is strategically important for Applied as it further extends Applied’s position in advanced packaging, one of the remaining few growing subsectors in semi-equipment market.”

Carts & Co. analyst Ben Pang said the acquisition “addresses growing opportunity for wafer-level packaging process equipment.”

Kalispell, Mont.-based Semitool’s electrochemical plating and wafersurface preparation equipment and products are used by companies doing business in chip packaging and chip manufacturing.

“The semiconductor-industry recovery is being fueled by global demand for mobile devices such as smartphones, notebook PCs and portable media players for music, gaming and books,” Mike Splinter, chief executive of Applied Materials, said in a statement. “With this acquisition, Applied will help the world’s leading chipmakers create ever-smaller and more powerful devices.”

* * *

Semitool generated nearly $240 million in revenue in fiscal 2008, but saw its top line narrow to $139 million in the year ended Sept. 30.

Applied Materials makes tools used in the chip-manufacturing process. The company generated $8.12 billion sales in 2008, though it lost money in the first three quarters of the current fiscal year and announced last week it will cutup 1,500 jobs.

Applied and other makers of semiconductor capital equipment have struggled recently as the broader chip industry reeled from one of the most severe downturns in its history.

40.    Following the announcement, The Daily Deal reported the following:

…Analysts said the price offered by Applied amounts to roughly 2.3 times Semitool’s enterprise-value-to-trailing-12-month sales, which is roughly in line with where the company’s shares are trading relative to its peers.

“To a certain extent this is disappointing; it’s a price below what we thought Semitool was capable of getting,” said D.A. Davidson & Co. senior research analyst Matt Petkun. “On Applied’s part, this is very smart.”

That’s because Kalispell, Mont.-based Semitool booked strong business during the most recent quarter but hadn’t had the opportunity to see the resulting earnings growth, which would have helped the company outgrow its rivals next year, Petkun said. That said, Semitool was severely affected by the industry downturn because it is one of the few chip equipment makers that is largely vertically integrated, in that it has not outsourced much of the parts and materials that are used to build its products, he added. This forced the company to make more severe cost cuts than its peers, the analyst said.

“Applied was able to get this at a great price,” he said.

The deal was also driven by changes in the way semiconductors are assembled, Applied chairman and CEO Mike Splinter said during a conference call with analysts. For one, chipmakers are seeking the ability to streamline the way chips are interconnected or packaged on a wafer. Also, memory chip makers are moving from aluminum interconnects to faster copper connections on their products, and this requires a different fabrication process.

“These technologies enable the small form-factor, low-power, high-performance systems needed for high-volume mobile devices such as cell phones, notebook PCs, MP3 players and digital cameras,” Splinter said. Applied and Semitool know each other well, he added, as the companies struck a technology development partnership in 2007.

The wafer-level packaging market, in which Semitool is considered a specialist, is one of the fastest growing in the chip-making equipment market, said Randhir Thakur, senior vice president and general manager of

Applied’s silicon systems group, during the call. The market is set to grow from $500 million next year to $750 million in 2012, the executive said.

Applied will launch a tender offer for outstanding shares of Semitool and will require a two-thirds acceptance rate to close the deal. Semitool chairman Ray Thompson, who founded the company in 1979, owns about 30% of its shares and agreed to tender his stake into the Applied offer.

The transaction marks a return to dealmaking for Applied, whose last deal was crushed by the credit crunch. The company had teamed up last year with San Francisco’s Francisco Partners to buy two units of Bilthoven, Netherlands-based ASM International NV for as much as $500 million but pulled out of the deal last November due to the financial crisis.

Applied has a history of growing through deals in the $300 million to $500 million range. Its $330 million purchase of Italy’s Baccini SpA in 2007 boosted its solar expertise. Last week, it announced it was buying virtually all the assets of Advent Solar Inc. for an undisclosed sum.

Earlier this month, Semitool reported that revenue in its fiscal fourth quarter, which ended Sept. 30, rose 48% to $47.1 million from $31.8 million in the third quarter. Its gross margin was 42%. It reported net income of $2.2 million, or 7 cents per share, compared with a net loss of $1.6 million, or 5 cents, in the third quarter.

For the fiscal fourth quarter, Applied posted revenue of $1.53 billion, an increase of 35% from the previous quarter but a 25% drop from the year-earlier period. Orders jumped to $1.47 billion, compared to $1.07 billion in its fiscal third quarter.

THE PRECLUSIVE DEAL PROTECTION DEVICES

41.    In addition to agreeing to a sale of the Company at an unfair price, the Individual Defendants agreed to onerous deal protection devices in breach of their fiduciary duties to Semitool shareholders, which prevent a superior offer from being made for the Company.

42.    The Merger Agreement provides that Semitool, under specified circumstances, is: (1) restricted from furnishing information; (2) conducting negotiations with a third party; and (3) must pay Applied Materials a termination fee of up to $18,200,000.

43.    The Company has agreed to pay $14,560,000 (the “Break-Up Fee”), if the Company determines to terminate the Merger Agreement to accept a superior offer or if within 18 months after the date of a termination of the Merger Agreement, any alternative acquisition transaction involving a merger or consolidation of Semitool, the sale of at least 15% of the outstanding voting securities of Semitool or the sale of Semitool’s assets or businesses representing at least 15% of net income, net revenue or assets of Semitool is consummated or a definitive agreement contemplating any such acquisition transaction is executed, Semitool will be required to pay the Break-Up Fee.

44.    Additionally, under certain circumstances, the Merger Agreement also provides that Semitool must pay to Applied the higher of $3,640,000 or Applied’s actual fees and expenses incurred in connection with the negotiation and preparation of the Merger Agreement or otherwise in connection with the Tender Offer and any other transaction contemplated by the Merger Agreement. The foregoing payment will not limit the obligation of the Semitool to pay a Break-Up Fee in the event that the conditions requiring payment of a Break-Up Fee are also triggered, but will be credited against any such Break-Up Fee.

45.    The terms of the Merger Agreement considerably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or even a 15% interest in the Company. The circumstances under which Semitool’s Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are restrictive and fail to provide an effective fiduciary out under the circumstances of the case.

46.    Thus, even if the Board were to receive a bid that appeared to be better than Applied Materials’ offer, these provisions unreasonably constrain the Board’s exercise of fiduciary responsibility to take measures to secure the best available transaction. Consequently, this provision prevents the Board from exercising their fiduciary duties of “shopping” the Company and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Board first determines that the proposal is superior.

47.    Pursuant to Section 1.4 of the Merger Agreement, Semitool, in an unusual provision, granted Jupiter an option to purchase the number of authorized and unissued Company shares equal to an additional number of Semitool shares such that immediately after the issuance of those additional shares, Applied Materials would own at least 80% of the outstanding shares of the Company (the “Top-Up Option”), in order to allow Applied Materials to effect a short-form merger. In other words, if Applied Materials acquires 66 2/3% of the currently outstanding shares in the Tender Offer, the Top-Up Option irrevocably grants Jupiter the right to purchase enough new Semitool shares from the Company to bring Jupiter’s ownership above the necessary 80% threshold for a short form merger under Montana law. Such purchase price may be paid by Applied Materials or Jupiter, at its election, either entirely in cash or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price, or by any combination of the foregoing. Any such promissory note shall bear interest at the rate of 3% per annum, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

48.    Under the circumstances created by the actions of Defendants, by entering into the voting agreements with certain holders of the Company’s stock owning 31.7% of the

Company’s common stock, the public stockholders have no voluntary fully informed choice whether to tender their shares or seek appraisal. The Top-Up Option conveys to Applied Materials a contractual right to avoid the fairness standard if, approximately, an additional 34.9% of the Company’s shares are tendered. The Top-Up and other preclusive deal protection devices constitute unfair and illegal abdications of directors authority and unfair and inequitable evasion of stockholder rights.

49.    The Semitool Board thus acceded to Applied Materials’ desire to structure a sale of the Company that unfairly benefits Applied Materials at the expense of the public stockholders. Further, the transactions leave the public stockholders faced with an unfairly coercive Tender Offer and without a fully informed voluntary choice whether to sell the Company or seek appraisal. If the Tender Offer closes with 66 2/3 shares tendered, Applied Materials’ contractual rights under the Top-Up Option are triggered and the Board’s ability to maximize value for the stockholders is completely foreclosed. Moreover, the oppressive inequitable restrictions on the Board’s ability to maximize value during the period of the Tender Offer unreasonably impair the Board’s ability to maximize value.

THE OFFICERS AND DIRECTORS OF THE COMPANY

HAVE MATERIAL CONFLICTS OF INTEREST

50.    The following table sets forth, as of November 16, 2009, the cash consideration and the estimated benefits value that each of Semitool’s named executive officers would receive in accordance with the terms of the Change of Control Agreements (the “Control Agreement”) if such individual’s employment were terminated without cause or such individual terminated his or her employment for good reason following the consummation of the Offer in accordance with the terms of the Control Agreement, assuming such event occurred on December 31, 2009:

Name	Lump Sum Severance Salary Payment		Continuation of Insurance Benefits		Total

Larry E. Murphy	$840,000	(1)	$13,932		$853,932

Larry A. Viano	$400,000	(2)	$13,888		$413,888

Timothy C. Dodkin	$795,114	(3)	$4,005	(10)	$799,119

Herbert Oetzlinger	$442,444	(4)	$2,379	(11)	$444,823

Richard C. Hegger	$331,000	(5)	$13,794		$344,794

Klaus H. Pfeifer,	$320,000	(6)	$13,675		$333,675

Richard P. Schuster	$314,000	(7)	$13,758		$327,758

Paul M. Siblerud	$284,400	(8)	$13,644		$298,044

James L. Wright	$352,000	(9)	$13,622		$365,622

51.    Under the terms of a consulting agreement defendant Thompson had entered into with defendant Applied Materials, (the “Consulting Agreement”), defendant Applied Materials will pay defendant Thompson $500,000 per twelve month period.

52.    As of November 16, 2009, Semitool’s executive officers and directors beneficially owned in the aggregate 9,842,518 Shares. The executive officers and directors upon tendering their shares in the Proposed Merger would receive an aggregate of approximately $108,267,698 in cash. Thompson alone owns approximately 9.7 million Semitool shares for which he will receive consideration of more than $106 million if the Merger closes. In addition, defendant Thompson is also trustee of the Floyd Foundation Trust (the “Trust”), which holds 160,000 Shares over which Thompson has voting and dispositive power. If Thompson were to tender all the Company shares on behalf of the Trust, and such company shares were accepted and acquired by Jupiter, the Trust would receive an aggregate of $1,760,000 in cash.

53.    The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Tender Offer assuming the Company shares beneficially owned by each of Semitool’s executive officers and directors (excluding unvested restricted shares and shares underlying stock options) are tendered pursuant to the Tender Offer and those shares are accepted for purchase and purchased by Applied Materials:

Name	Number of Shares Owned(1)	Consideration

Raymon F. Thompson(2)	9,685,918	$106,599,098

Howard E. Bateman	13,000	$143,000

Donald P. Baumann	1,000	$11,000

Daniel J. Eigeman	14,800	$162,800

Clarles P. Grenier	3,000	$33,000

Steven C. Stahlberg	1,150	$12,650

Steven R Thompson(3)	7,000	$77,000

Timothy C. Dodkin	16,255	$178,805

Richard Hegger	1,310	$14,410

Larry E. Murphy	48,313	$531,443

Herbert Oetzlinger	10,000	$110,000

Klaus H. Pfeifer	4,863	$53,493

Richard P. Schuster	—	—

Paul M. Siblerud	2,418	$26,598

Larry A. Viano	13,650	$150,150

James L. Wright	14,575	$160,325

54.    As detailed in the above tables, the Board secured greater benefits on behalf of the Individual Defendants and the officers of the Company at the expense of plaintiff and the Class.

Thus, rather than focus on Semitool’s inherent true value, the Board allowed itself to be pressured by defendant Thompson and other officers of the Company (owning more than 31.7% of the Company) and Applied Materials’s insistence that any price had to fall within a premium that Applied Materials set, which was entirely ruled by the volatile market.

THE SCHECULE 14D-9 IS FILED

55.    On November 19, 2009 Semitool filed the 14D-9 with the Securities and Exchange Commission relating to the Tender Offer by Jupiter.

56.    The 14D-9 describes the inadequate sale process and further, fails to disclose material information to Semitool shareholders necessary for them to determine whether to tender in favor of the Proposed Merger, or seek appraisal.

57.    The sales process reflects a woefully inadequate market check. According to the 14D-9, in August 2009, the Company retained BOFA with respect to a potential sale of the Company. As made clear in the 14D-9, BOFA contacted a total of 6 prospective buyers including Applied Materials allegedly based on a combination of strategic fit and financial capacity with respect to acquiring the Company. Only three parties executed nondisclosure agreements and proceeded to perform due diligence.

58.    In addition, the 14D-9 fails to disclose material information to Semitool stockholders sufficient for them to determine whether to tender or seek appraisal, including the following:

(a)    the criteria and sources BOFA used for the selected companies and whether other companies also fit into such criteria that would be comparable to the Company;

and the specific equity values for each company referenced in its Selected Publicly Traded Companies Analysis;

(b)    the criteria BOFA used for the selected companies, the multiples observed by BOFA for each company and for each transaction in the Selected Precedent Transactions Analysis performed by BOFA;

(c)    the identity of the selected companies and criteria (if any), for their selection, and premiums paid (including ie. mean and medium premiums for various periods) and financial multiples for each company in the respective transaction performed by BOFA in the 2008-2009YTD Technology M&A Premium Analysis;

(d)    the management projections (in full form) relied upon by BOFA pre/post 2012 in performing their respective financial analyses, in particular, the Discounted Cash Flow Analysis, the most critical valuation for an established, revenue-generating company such as Semitool, including but not limited to capital expenditures and/or cash flow projections;

(e)    the basis for cash flow projections for 2013-2014;

(f)    the specific criteria and how BOFA calculated its respective perpetual growth rates of 3% to 5% and discount rates ranging from 12% to 14% in its Discounted Cash Flow Analysis;

(g)    EPS and forward EPS multiples of each comparable company and the basis thereto for using forward multiples;

(h)    any comparisons made between management’s and analysts’ estimates of EPS and EBITDA and, if so, what were they;

(i)    the analysts price targets referred to and the respective firms;

(j)    the past and/or present relationships, if any, BOFA has or had with the Company, the Individual Defendants, and/or Applied Materials;

(k)    the portion of the $5.9 million fee which was payable in connection with the BOFA fairness opinion and the amount which is contingent upon the completion of the Merger;

(l)    a meaningful description of why Companies A-E were not interested in the Company;

(m)    a meaningful description of what discussions took place concerning the retention of officers and key employees on September 28, 2009 between BOFA and Applied Materials and whether the respective officers and employees were advised of such discussions;

(n)    the Board’s basis for the $12.50 Semitool counteroffer to Applied Materials and the later $11.50-$12.00 counteroffer by Murphy, Viano and Haggar;

(o)    a description of the assets that Applied Material or the Semitool Board considered and/or proposed to sell defendant Thompson in connection with the proposed transaction and the respective increase or value to shareholders in the event such divestiture took place;

(p)    a meaningful description of the due diligence that was performed by Companies A, C and Applied Materials;

(q)    Semitool management’s financial projections other than Revenue, EBITDA and Net Income;

(r)    the criteria and/or process by which BOFA decided to contact or reject third parties to determine their potential interest in an acquisition (and/or strategic alternative) of Semitool;

(s)    the details regarding the identity of the companies that were contacted or held negotiations, such as, e.g., the criteria relied upon in choosing these entities, the reasons BOFA and/or the Board deemed those companies as likely to be interested in an acquisition of Semitool and why such parties were not interested;

(t)    the effects of the Company’s significant expenditures on research and development on future revenues and/or profits.

(u)    whether BOFA has a financial interest in Applied Materials securities; and

(v)    the status of employment (including any employment agreements) with Applied Materials, other than Murphy, for the directors and senior officers of Semitool once the Proposed Merger is consummated.

DEFENDANTS’ FIDUCIARY DUTIES

59.    By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Semitool and owe Plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

60.    By virtue of their positions as directors and/or officers of Semitool, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Semitool to engage in the practices complained of herein.

61.    Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly-traded company undertake a transaction that may result in a change in corporate control, Montana law imposes the obligation on the directors to take all steps reasonably required to maximize the value that shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)    adversely affects the value provided to the corporation’s shareholders;

(b)    contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)    discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d)    otherwise adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

62.    Plaintiff repeats and realleges each allegation set forth herein.

63.    The Individual Defendants have violated their fiduciary duties of care, good faith, loyalty and candor owed under applicable law to the public shareholders of Semitool and have placed the interests of insiders ahead of the interests of Semitool’s shareholders.

64.    As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, care and candor owed to the shareholders of Semitool because, among other reasons:

(a)    they failed to properly value Semitool;

(b)    they failed to take steps to maximize the value of Semitool to its public shareholders and they took steps to avoid competitive bidding, and to give Applied Materials an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

(c)    they failed to properly value Semitool and its various assets and operations;

(d)    they failed to provide shareholders with the material information necessary to make an informed decision as to whether or not to vote in favor of the Proposed Merger;

(e)    they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interests in connection with the Proposed Merger, including defendant Thompson’s benefits upon closing of the Proposed Merger in excess of $100 million; and

(f)    they erected unreasonable barriers to other third-party bidders.

65.    By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme and in breach of their fiduciary duties of loyalty, good faith and due care to Plaintiff and the other members of the Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the Proposed Merger with Applied Materials, will unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Semitool.

66.    Semitool shareholders will, if the Proposed Merger is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

67.    By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Semitool public stockholders.

68.    As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Semitool’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Semitool common stock.

69.    Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Merger which will exclude the Class from its fair proportionate share of Semitool’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

70.    Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class Against

Applied Materials and Jupiter for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty

71.    Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

72.    Applied Materials and Jupiter have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. Applied Materials and Jupiter are also active and necessary participants in the Individual Defendants’ plan to complete the Proposed Merger on terms that are unfair to Semitool shareholders, as Applied Materials seeks to pay as little as possible to Semitool shareholders.

73.    Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in their favor and in favor of the Class and against Defendants as follows:

A.    Declaring that this action is properly maintainable as a Class action;

B.    Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;

C.    Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

D.    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Semitool’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Semitool;

E.    Enjoining Defendants from consummating the Merger Agreement and Proposed Merger unless and until curative disclosures are made to Semitool shareholders;

F.    Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.    Granting such other and further relief as this Court may deem just and proper.

DATED this 30th day of November, 2009

KAUFMAN, VIDAL, HILEMAN, P.C.

/s/ Johnathan W. Anderson
Johnathan W. Anderson
Attorneys for Plaintiffs